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Forest & Flour

Cafe

Fremont, CA 94539
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Forest & Flour previously received $32,900 of investment through Mainvest.
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Data Room
Updates 18
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Forest & Flour is seeking investment to purchase Equipment & Finish Buildout.
First LocationFemale EntrepreneurMinority EntrepreneurGenerating RevenueLease Secured
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INVESTOR PERKS

Forest & Flour is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Workshop with Forest & Flour Invest $1,000 or more to qualify. 20 of 20 remaining

A life spent learning is a life well lived!

Exclusive Dinner Event Invest $1,500 or more to qualify. 10 of 10 remaining

Bring your friends and have a delicious allergen friendly dinner!

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In anticipation of branching out of our little home kitchen operation and putting on a big girl skirt (into a commercial kitchen and a brick and mortar).

We decided that the name Soturi Kitchen did not fit into our vision for the growth of this company and in some cases, may even hinder our potential. So in January of 2021, we decided to rebrand to Forest & Flour, a name that is rooted in respect of mother earth and her teachings and a play on words of both flower and flour, the latter as one of the main ingredients we use in the kitchen.

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OUR SECOND CAMPAIGN

The funds raised from the second campaign will be used to cover additional construction expenses. The additional expense occurred due to 14 months of lease negotiation and county permit issuance, as well as rapid inflation.

BUSINESS OVERVIEW

Forest & Flour, the brainchild of healthfood expert Sway Soturi, and professional chef Damian Mark with one ultimate goal: providing the people of the Bay Area with healthy, allergen-free meals without sacrificing any flavor. Attending farmers' markets since May of 2019, the Forest & Flour team has seen the exploding demand for "Farm to Table" restaurants and hopes to fill a much needed gap in the food industry.

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THE TEAM

Sway Soturi

Born and raised in Taiwan, Sway grew up in a one-parent "home." As a result, she often moved from relatives to relatives because her working mother was, well, working. It is fair to say that she had to take up cooking to ensure a full belly at the end of the day. The one person that influenced the most in her cooking is her aunt, who was her primary caretaker for many years. Aunty would make delicious whole fish, brothy chicken soups, and simple healthy veggies for this (then) young swimmer.

It wasn't after Sway moved to NYC did she realize how small her view on the world of food was. She indulged in pizza, oysters, falafels, and much much more. It was then she decided that it's in the kitchen where she wanted to learn and work.

In 2009 Sway became a mom and a mission was created - to raise a young man who understands the importance of eating healthy for his body and exercise to condition the mind to explore this wondrous world. Along this path, she became a certified personal trainer, a nutrition coach, and a yoga teacher. Sway continues to hone her skills in the hopes to contribute to her community.

So how the heck did Soturi Kitchen happen? Around 2012, unusual health conditions prompted her to experiment with a diet that is gluten and dairy free. Today, Sway is happy to share her creations with you and wishes that you will also benefit from these small offerings.

Damian Mark

Forged from the stars, Damian was delivered to a world that didn't deserve him from Valhalla in 1976.

Immediately recognized as a force to be reckoned with, Damian excelled at everything put before him. Sports, science, and arts. Damian had everything (except friends) in this world. His earth parents, Patty and David valued the ideals of hard work and free spirits. They lived on a remote farm and taught Damian the importance of self sustenance and the relationship between congestions to the earth and our food. Traveling taught a love of culture and interests in all art forms around the world. Exciting cuisines and different flavors showed young Damian that there is more to this world than the food you see in front of you, and that it too, can be exciting and different, even with the same ingredients.

Damian's love for food was always present and after everything, that became his chosen profession. After his first kitchen job he decided that he wanted to know more, he wanted to know it all. First he enrolled in the culinary arts program at Florida Culinary Institute and finished both the culinary arts and the international baking and pastry program. Damian then moved to Gainesville and got a job as the sous chef at the University of Florida Hotel under Ivy Award winner Michael McBride. Influenced heavily by Charlie Trotter, he moved Midwest and earned a coveted internship with Chef Trotter.

After some time working in and visiting some of the best restaurants around the globe, Damian spent the next few years working in hotel establishments. Eventually an opportunity landed him in Honolulu.

Once in Hawai'i, the life of outdoors took hold. He spent time to explore the island, running and biking returned as great fun activities. Unfortunately, his great memories of surfing in Florida were replaced with the harsh reality that he just wasn't very good at it, so hiking and swimming became the thing. Luckily he met a great (beginner) surfer and even better swimmer in Sway. Damian loved (loves) her passion for food and wanted her to share his passion for the outdoors. He shared his expertise in cooking techniques that she didn't have experience with and took her camping. Sway shared her passions with Damian as well, but sadly he still lacks even a basic understanding or concept of fashion and civility.

Damian has a strong desire to share his knowledge and skills. In Ratatouille they showed anyone can cook, but it still ended with an unrealistic image that cooking is an innate skill. Cooking is a skill that can be learned and taught. It is dinner with your family; it is an excitement for new or fresh produce; it is a skill to be passed on. And Damian's biggest passion is passing it on to as many people as he possibly can!

P.S. Damian is also the Chef de Cusine @ Puesto in Santa Clara. Please say hi sometime!

Overview

Forest & Flour offers healthy, gluten-free and dairy-free foods that are made with earth-grown ingredients. We currently operate and connect with our community at local farmers' markets. We have experienced a growing demand for our food and now our cafe space is already under construction. We are excited and looking forward to opening our (new) doors in July 2022. Thank you for considering investing to help us pay for construction and equipment!

The Opportunity

By investing in Forest & Flour, you will support a business that is providing safe and healthy food for people that have allergies and sensitivities.

Proven Demand - We've already identified a loyal customer base in San Francisco, San Jose, Los Gatos and surrounding areas via our farmers' market vending channel since May 2019.

Competitive Advantage - We are one of the only local allergen-friendly food services that incorporate exclusively natural sweeteners, traditional medicines, and whole foods to help people heal their bodies and reconnect to the earth.

Experienced Founders - Growing up with the need to feed herself, our founder, Sway, along with her curiosity, gained the skill of cooking. That passion became her work in the food and beverage industry for 20 years beginning at the age of 14. During those 20 years, she has held positions as a bartender, server, cocktail waitress, host, dishwasher, and line cook. She worked in local bars and grills, fancy country clubs, fresh modern Mexican restaurants, renowned Jazz clubs, and famous celebrity chef restaurants like Alan Wong and Bourbon Steak. Her partner, Damian, is a graduate of the Professional Culinary Program and the International Baking & Pastry Program at the Florida Culinary Institute. He held a sous chef position at the award-winning Daniellas Restaurant that focused on the current food trend called "Farm to Table." For the past 2 and an half decades, Damian has overseen kitchens for companies like Hilton Hotel Corporation, Starwood Hotel and Resorts, Eatzi's Bakery, The Cheesecake Factory, and Puesto.

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CAFE BUILDOUT PLAN
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CONSTRUCTION UNDERWAY
Updates
APRIL 12TH, 2022
Breaking ground

Hi everyone!

Quick updated to let you know that phase one of construction has been finished (ground open + grease trap installed + backfill). The entire job is aimed to finish end of May and soft opening is aimed for mid June with grand opening to follow. You will definitely receive more information on those!

Due to the long negotiation timeline and inflation we are now gearing up for an additional round of fundraising to cover additional cost.

If you have any question please let me know. You can always call me at 408-829-5565.

Thank you for your support,

Sway

Investor Exclusive
FEBRUARY 27TH, 2022
It's finally happening!!!

Heck fucking yeah!!!

Our third and final permit has been approved. Construction will begin next week. We are opening in May/June.

Soft opening invitations will be sent out to you in a couple of months! Thank you for sticking with Forest & Flour (formerly known as Soturi Kitchen)!

Sway (insert victory dance or as the kids do it these days, a dab?)

Investor Exclusive
JANUARY 23RD, 2022
2021 Q4 Happenings!

Hello!

Hope everyone is safe and healthy and doing well. We just had 2 staff members came down with Covid, both are well now. And one more still in quarantine. Our family is healthy and have been working hard covering the missing shifts. Soon we will be back to having a full team!

Markets are now picking back up. But the brick and mortar is still under permit approval. We had a meeting with health department and hopefully they will approve our permit this week. Then Fremont building will approve (we anticipate a smoother process there) then construction can begin!!!

I've definitely learned a lot during this past year. And am focusing on working on the back end stuff like preparing for media outreach for grand opening, menu, and paperwork. We were blessed to have worked with the Target Media Team to create a press kit.

Currently we are working with a fabulous designer on a brand new website that will be moved to Shopify to create a better customer journey. Gearing up for a few days of product photo adventure in the forest for the new website. And testing a couple of new recipes.

Thank you for being here with us and I hope to give you more frequent but shorter updates as we go. You can always follow us on Instagram @forestandflour and char with me there.

Happy Chinese New Year!!!

With Love,

Sway

Investor Exclusive
OCTOBER 10TH, 2021
Q3 update

Hi there. I was thinking of something fun and cheeky as a headline but in reality I got nothing.

The construction has been delayed all this time and now I'm hoping we will have a December opening, yes, four months after our anticipated August opening... Yes, it's so very frustrating.

Rest assured though! We are working on it and we ARE making progress. Thank you for hanging in there with us. And thank you for your support!

Love,

Sway

Investor Exclusive
JULY 24TH, 2021
Q2 Update

Hello everyone!

Here's a quick update on our build-out progress and when you can expect your repayment coming up.

Plans and drawings have been submitted to the city of Fremont. Our contractor has informed us that the work should start in August. We are now behind schedule (practicing deep breaths). And our new opening date is projected to be in late October or early November. You will receive your first repayment as soon as we are up and running in the brick and mortar, projecting starting in Q4.

I'm really super excited (and a little tired, I won't lie, but it's all worth it!). Above all else, I just can't wait to have you visit and share this space with all of our gluten-free peeps!

Love to y'all all!

Sway

JUNE 16TH, 2021
Key In Hand. Mission Strong.

Hello Friends!

What is going on? I wanna know how you are doing and what has it been like for you. Will you let me know? (hi@forestandflour.com)

For Forest & Flour, we are getting ready to submit plans to the city of Fremont. Once they approve, we will start construction! We are aiming to open early/mid September. (yay!)

Summer is extremely busy for us and we have added a couple of different farmers markets. When I say we are working harder here, it's actually an understatement.

Thank you for continuing to support us. We wouldn't have done it without you!

Hugs to you! (since it's allowed now)

Sway

Investor Exclusive
APRIL 9TH, 2021
Cracking the whip!!! (and Rebranding)

Hey there.

I know, it may seem like we have been dragging on and on on this lease negotiation. But it's really coming along a lot in the past few days (with help of negotiation from an investor). We have the fourth draft of the lease that we are pleased about and as soon as our attorney gives the ok later today, we will be signing it within a week!

Also, we just finished our rebranding!!! We are now Forest & Flour. It represents our mission and as we are moving into CPG (consumer packaged goods) category it will stand out better than Soturi Kitchen.

OMG OMG OMG, I'm so excited I want to cry. If you have not followed us on Instagram yet, please do @ForestAndFlour. There will be stories and posts on our journey in getting this space open.

My heart is continuous to fill with gratitude for you and your support.

With much much love,

Sway xoxox

Investor Exclusive
JANUARY 1ST, 2021
Happy New Year & let's look at that lease!

Hello Friends!

What a year, huh? Well, we know life is not all sunshine and rainbows but spirits are running high over here in Soturi Kitchen (there's no other way!).

We have been negotiating with the potential landlord and we have gone over the first lease draft. We are excited to put ink to paper as soon as we have everything finalized. And we are estimating a spring grand opening. Of course, you will be the first to know! (and info of that to come later)

How about the money? You are our investor after all and you may be curious as to when you will start seeing your returns. As long as our timeline is on track, you will start seeing your payout in Q2 of 2021.

If you have any questions please email me at hi@soturikitchen.com.

Thank you for your support and 2021 HERE WE COME!

Love,

Sway

Investor Exclusive
NOVEMBER 12TH, 2020
Checking in

HELLO!!!

How goes?

It's been a month since our last update.

I want to give you a quick glimpse of what the space looks like at the moment (before build-out).

We are still in negotiating mode. I'm sure learning a lot about all the back end stuff in running a business.

By the way, we are looking for an architect, if you know anyone who you'd recommend, would you let me know?

Thank you!

Where retail shelves will go

Windows to let in plenty of light!

Planning to rip out the wood floor and put in similar tiles

Welp, I wanted to upload more photos but can't seem to be able to... So until next time, be safe and take care.

With Love,

Sway

OCTOBER 3RD, 2020
Location Search in full swing

Hello Partners!

I hope you are all doing well. It's a strange time, isn't it? We are in there with you.

We have been working hard looking for a place to move our home kitchen into and are in negotiation with a potential landlord in Fremont. After about a month's work, we are really close. Fingers crossed!

Thank you for being amazing!

Be well and talk soon. xox

Sway

Investor Exclusive
AUGUST 6TH, 2020
WE DID IT!

Because of YOU Soturi Kitchen have reached our goal!!!

We will continue to give you update on the progress of the space and you will get an invite to the opening party.

Thank you sooo much!

- Sway Mark Davis

JULY 23RD, 2020
We are the crazy ones

Hi everyone!

So how's it going? (Really, I wanna know, email me hi@soturikitchen.com or call me 408.829.5565. I'm in PST so don't call me at 3am)

It's an interesting time and investing (you and us) and expanding (Soturi Kitchen) can seem like a crazy thing to do, doesn't it?

When people tell me that I'm "crazy" or "weird" I always reply with "Thank you!". It is such a compliment as it indicates that I'm in fact living an adventurous and fulfilling life.

Last week I went on a solo backpacking trip and I kept laughing to myself as I trekked along the 30 something mile trail in 96 degree weather thinking "what do entrepreneurs and backpackers have in common?" "They are all crazy!"

Admit it, investors and entrepreneurs sinks tens, thousands, and sometimes millions of dollars and hours into a project in the hopes that it will come to fruition. Even though working with a plan, we are still trying to create something out of nothing.

Backpackers, who would have thought that people would leave the comfort of their soft mattresses and air conditioned homes and walk (more like stumble) with their two own feet for tens, hundreds, and sometimes thousands of miles just so every two hours or so you get to scarf down an energy bar and at the end of the day eat some possibly delicious dehydrated food and sleeping on some hard granite slab. Did I mention that if you don't filter your water, it might kill you?

So why the heck do people do that?!

Because there is beauty in creating something out of nothing. There is something magical at the end of day, in the places, where no ordinary men and women have traveled. And if you have not been crazy enough to take the road less traveled, you would have never seen that beauty.

I want to thank you for being one of the crazy ones and taking this road with us. Because of you, we have reached 80% of our goal. We are hoping to finish this round without having to file an extension. Would you please share our online campaign with friends and families who you think may be interested in investing in Soturi Kitchen?

From the bottom of my heart and all of my soul - Thank You.

- Sway

JULY 9TH, 2020
WE ARE ALMOST THERE!

Hi everyone!

I sure hope you are doing well and enjoying the summer weather wherever you are.

Guess what?

We have raised over $20,000 and are over 60% of the way to our goal. To those that have invested, thank you!!

We are so close, so if you have the means to invest a bit more to help us reach our target goal, would you consider it? It would be much appreciated!

Here are a few things that have been happening lately at our magic headquarter:

Los Alto's market is in full swing
We are in the process of working with WholeFoods market
 A delicious GF vegan muffin is being "cooked up" as an offering on our menu
A super yummy and fluffy GF sandwich bread is "in the oven" going through a third round of testing. Finger crossed that it will be available soon.

We always love to hear from you, you know how to find us :)

With love,

Sway

JUNE 8TH, 2020
Black Lives Matter

Hi All. I hope you are well.

I want to share an excerpt from our June Newsletter with you:

As ecologist and herbalist Jolie Elan said recently: "To stay open and connected to life, we must feel our pain for the world. In truth, it's not just our individual pain we feel, it's the pain of our Earth to whom we all belong. When we root deep in the family of life we naturally empathize with all our relations be they black, brown, red, yellow, white, green, scaled, finned, or feathered. When we come together and liberate our natural feelings about our world, we realize our radical interconnectedness and become the Earth healing herself. It is essential that we do this work now. This precise moment is an opportunity for unprecedented transformation."

We are supporting the work of current transformation and healing by switching our 1% giving back program donation to the Equal Justice Initiative, The Campaign of Fair Sentencing of the Youth, and Campaign Zero. Just as we vote with our dollars to encourage healthy and environmentally friendly agriculture growth, we will vote with our dollars to support racial equality and human rights.

Thank you.

Sway Soturi

More about our Giving Back Program

MAY 26TH, 2020
We are so excited!

Hi Friends!

A quick update for you. Due to COVID-19, the original cafe we were purchasing will not work out due to timeline issues. But this is a blessing in disguise! We have found a space that is everything we have thought it would be. With more open space and bright natural lights!

You should be receiving an email from MainVest to confirm our change.

We have been working diligently to make progress and to make shit happen. I'm attaching a draft of our floor plan and photo of our new home here to share with you! :)

Love and a cup of bomb Hibiscus Lemonade. Stay cool everyone!

Sway

MAY 12TH, 2020
Summer markets are coming!

I just want to share my excitement of the start of the summer markets!

Last year we attended the Santana Row market and we are super stoked to attend a second summer market in Los Altos.

We will make our appearance at the end of May so if you are in the area please come by and say hi!

Love and gluten free goodness,

Sway

APRIL 30TH, 2020
New food on the market menu

It's a Mini Party!!!

I guess everyone is craving a mini party since we are all stating at home so much.

The Mini Party is quite popular because they are so YUM. (Like monkey bread? this is for you!)

Help us to get these Mini Parties to more people by investing in us!

- Sway

APRIL 7TH, 2020
Free Community Care Bags in full swing

We feel blessed to be in business! As it is our mission to support health and wellness we feel called to provide assistance to those that are in need during this time of crisis.

Week three of providing free food and supplies to our community. Thank you to the donors and supplies that make this possible, and thank you to our rock star volunteers!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction Expenses $35,000
Operating Capital $12,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $429,150 $516,280 $777,285 $886,920 $962,754

EXPENSES

Operating Expenses $437,901 $429,476 $518,526 $578,783 $633,483
Operating Profit $-8,751 $86,804 $258,759 $308,137 $329,271
This information is provided by Forest & Flour. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
2021 tax return.pdf
2020 tax return.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $75,000
Amount Invested $0
Investors 0
Investment Round Ends April 25th, 2022
Summary of Terms
Legal Business Name Soturi Fitness and Nutrition
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.25×
Business's Revenue Share 1.9%-2.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None

Maturity Date March 31st, 2029
Financial Condition
Historical milestones

Forest & Flour has been operating since May of 2019 and has since achieved the following milestones:

Going from 2 farmers' markets to currently 4 (year-round) and 6 (summer) markets.

Achieved revenue of $59,000 in 2019, which then grew to $173,000 in 2020. All with two small home ovens.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt

As of 4/27/2022, Forest & Flour has debt of about $106,000 outstanding. This debt is sourced primarily from Working Solutions to start our small business, SBA EIDL to support us during the pandemic and the first round raised on Mainvest and will be senior to any investment raised on Mainvest. In addition to the Forest and Flour's outstanding debt and the debt raised on Mainvest, Forest & Flour may require additional funds from alternate sources at a later date.

Forecasted milestones

Forest & Flour forecasts the following milestones:

Secured lease in Fremont, CA in May of 2021

Construction finished in June of 2022

Soft opening by June 30th 2022

Grand opening in August 2022

Hire for the following positions by September 2022 [general manager and baker]

Expand farmer's market presence by 25% by 2024

Our products in 5 stores by end of 2022

Meal service by June 2023

Create a baking/cooking program to support skill-building within the local legal system and create job opportunities by end of 2024

Achieve $500,000 in revenue by end of 2022

Achieve $1,000,000 in revenue by end of 2023

Achieve $250,000 profit by 2025

Risk Factors
Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Forest & Flour competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Forest & Flour's core business or the inability to compete successfully against the other competitors could negatively affect Forest & Flour's financial performance.

The Company Might Need More Capital

Forest & Flour might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Forest & Flour is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Limited Services

Forest & Flour operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Forest & Flour and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Forest & Flour is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Forest & Flour

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Forest & Flour's financial performance or ability to continue to operate. In the event Forest & Flour ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Uninsured Losses

Although Forest & Flour will carry some insurance, Forest & Flour may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Forest & Flour could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Forest & Flour's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Forest & Flour needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Forest & Flour is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Forest & Flour fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Forest & Flour, and the revenue of Forest & Flour can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Forest & Flour to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Forest & Flour. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
LON I. Cheshire, CT 2 days ago

what is the status now-- its 6 months

Reply
Yu Ling 'Sway' M. 1 day ago Forest & Flour Entrepreneur

Hi Lon! Thank you for checking in! We are close to finish with construction. We are planing soft opening end of June or early July. I will send an update this week! :)

Reply
LON I. Cheshire, CT 6 months ago

how are things going. With construction folks before you give the last payment-- create a finish sheet for each company and make sure its completed before final payment. Tell them its time todo final closeouts

Reply
Yu Ling 'Sway' M. 6 months ago Forest & Flour Entrepreneur

Hi Lon! Thank you for checking in! :) We are still waiting for two departments from the county to approve our plan. Once Health Department approves, Building should be fast. Thank you for the advice. Would it be ok if I reach out later on to pick your brain to make sure we are getting everything done correctly? Thanks!

Reply
LON I. Cheshire, CT 6 months ago

yes my number is 203-640-4101- live in CT- Eastern Time, so today is good or anytime after 5pm eastern time. Your company is entering the hardest part and that is closing the construction out. Start calling the city daily and get them out. If they dont respond call their supervisor

Reply
Yu Ling 'Sway' M. 5 months ago Forest & Flour Entrepreneur

Thanks, Lon! Sorry for the late reply. I will call sometime next week. We are aiming to begin construction mid/late February. Will be in touch soon to get more details!

Reply
gabriel B. East Palo Alto, CA almost 2 years ago

Good luck

Midori N. Mountain View, CA almost 2 years ago

I invested because your business makes people happy:)

Yu Ling 'Sway' M. almost 2 years ago Forest & Flour Entrepreneur

This is the best thing I have ever heard!!! Thank you so much, Midori! :)

Kaitlyn C. Antioch, CA almost 2 years ago

I invested in SoturiKitchen because I stand behind their vision. I believe in them with my whole heart, soul, and belly! :)

A G. almost 2 years ago

Are there any investor's perks ? like discount or something , I believe this is a pretty good way to attract new customers and also investors

Yu Ling 'Sway' M. almost 2 years ago Forest & Flour Entrepreneur

Hi there! Thank you for bringing this up. While discounts may be useful for some businesses, we believe it's not something that benefits Soturi Kitchen. It is also not in alignment with our branding. If discounts are offered, that means our profit margin will suffer and which means it poses a risk to our investors' repayment returns. When the company does well, the investors do well. As far as perks for being an investor, while we don't offer a "legit discount," we will often offer something to you as a free add-on to your order. I hope this answers your question. I'm here if you need anything else! Thank you for considering to help us grow. - Sway

LON I. Cheshire, CT about 2 years ago

hello. I invested. Who will work at the new location

Yu Ling 'Sway' M. about 2 years ago Forest & Flour Entrepreneur

Hi Lon! Thank you very much for your support. It is much appreciated. Everyone you see on our team in the pitch deck will be working at the bakery/cafe. That include myself, Damian, Jacque, and Caitlyn. We also have a couple of potential employees lined up for interview as well. Thank you again, you rock! - Sway

Forest & Flour isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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